LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER                                                                                 WRITER’S EMAIL
(202) 274-2003                                                                                           mbrown@luselaw.com

December 12, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-3561

Attn:      Ms. Kathryn McHale

Re:         Home Bancorp Wisconsin, Inc.
Registration Statement on Form S-1 (File No. 333-189668)

Dear Ms. McHale:

On behalf of Home Bancorp Wisconsin, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting the Company’s response to Comment No. 3 of the Staff’s comment letter dated October 7, 2013. In the Company’s letter dated November 25, 2013 addressing Comments Nos. 1 and 2 of the Staff’s letter dated October 7, 2013, the Company stated that the Company’s response to Comment No. 3 would be submitted confidentially.  However, based on the Company’s most recent analysis of its deferred tax asset, as discussed below, the Company believes that a confidential response is not required.

Set forth below is Comment No. 3 followed by the Company’s response to such comment.  The Company will provide financial statements and other financial information updated for September 30, 2013 in the next amendment to its Registration Statement (Pre-Effective Amendment No. 2).

Financial Statements

Note 10 Income Taxes, page F-33

3.
We note your response to comment seven from our comment letter dated July 25, 2013.  Your response did not provide all of the information requested in our initial comment.  Therefore, please provide us the following information:

a.           An analysis of your historical taxable income, projected future tax or US GAAP income by year and a schedule detailing the amounts and years you expect to realize the benefits from your deferred tax assets.

b.           For your projections of future tax or US GAAP income, please:

 i.          identify the most significant inputs and assumptions,
ii.	provide a qualitative and quantitative discussion of the inputs and assumptions to all us to fully understand your projections,
 iii.        provide specific evidence which supports the inputs and assumptions
                             and
 iv.         provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

c.           An analysis comparing actual versus forecasted taxable income or US GAAP income for the fiscal years ended September 30, 2012, 2011 and 2010 and your most recent interim periods identifying and explaining the reasons for any significant differences.

To the extent you do not have the above information, please clearly detail the positive evidence you have relied upon and discuss the objectivity of this information to overcome the significant negative evidence represented by cumulative losses in recent years and well as an expectation for additional losses through 2014.  If you believe you do not have sufficient positive evidence, please record an appropriate deferred tax asset valuation allowance.

The Bank performed an evaluation of its deferred tax asset (“DTA”) at September 30, 2013 under ASC 740-10-30. In making the determination of whether its DTA is more likely than not to be realized, the Bank evaluated all available positive and negative evidence including the possibility of future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial results. The Bank’s review of the positive and negative evidence regarding whether it is more likely than not that it’s DTA will be realized included, among other things: (i) an analysis of the Bank’s historical taxable income and its projected future income, and the amounts and years that the Bank expects to realize the benefits from its DTA; and (ii) an analysis comparing actual versus forecasted income for the fiscal years ended September 30, 2013, 2012, 2011 and 2010.

The Bank has had net losses in five of the past six years. As required by generally accepted accounting principles, available evidence is weighted heavily on cumulative losses with less weight placed on future projected profitability. Upon completion of the Bank’s analysis, the Bank concluded that it does not have sufficient positive evidence to support the utilization of its DTA and has determined to record a deferred tax asset valuation allowance. Based upon the available evidence, on September 30, 2013 a valuation allowance of $2,008,000 was recognized against results from continuing operations, while $1,000, the portion of the change in net deferred tax asset related to changes that flowed through comprehensive loss, was recorded to other comprehensive loss.

*  *  *  *

We believe the foregoing is responsive to the Staff’s comment.  Please direct any comments or questions to the undersigned at (202) 274-2003.

Sincerely,

/s/ Michael J. Brown

Michael J. Brown

cc:	Michael Volley, SEC
Mr. James R. Bradley, Jr., President and CEO
Kip A. Weissman, Esq.